XL FINANCIAL ASSURANCE LTD.
(Incorporated in Bermuda)

CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE SIX MONTH PERIODS ENDED
JUNE 30, 2003 AND 2002

XL FINANCIAL ASSURANCE LTD.
CONDENSED BALANCE SHEETs
AS AT JUNE 30, 2003 AND DECEMBER 31, 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2003 $	2002 $

Assets:
Investments :
Fixed maturities, at fair value
(amortized cost: 2003 - $282,258; 2002 - $273,241)	288,900	279,296
Short-term investments, at fair value
(amortized cost: 2003 - $163,702; 2002 - $76,411)	163,733	76,451

Total investments available for sale	452,633	355,747

Cash and cash equivalents	84,435	125,073
Accrued investment income	2,509	1,926
Reinsurance balances receivable	46,821	21,066
Deferred acquisition costs	34,634	19,324
Prepaid reinsurance premiums	85,877	71,129
Unpaid losses and loss expenses recoverable	6,781	3,678
Amounts due from parent and affiliates	10,432	13,769
Derivative assets	15,410	1,375
Other assets	89	79

Total assets	739,621	613,166

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Liabilities:
Accounts payable and accrued liabilities	656	1,139
Derivative liabilities	20,462	17,643
Deferred premium revenue	271,272	188,464
Unpaid losses and loss expenses	28,041	14,064
Reinsurance premiums payable	13,676	23,697
Net payable for investments purchased	1,623	168
Dividend payable on preferred shares	7,608	1,950

Total liabilities	343,338	247,125

Redeemable Preferred Shares:
Redeemable preferred shares (par value of $120 per share;
10,000 shares authorized; 363 issued and outstanding as at
June 30, 2003 and December 31, 2002, respectively)	44	44
Additional paid-in capital	38,956	38,956

Total redeemable preferred shares	39,000	39,000

Shareholders’ Equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,057 issued and outstanding as at
June 30, 2003 and December 31, 2002, respectively)	247	247
Additional paid-in capital	220,653	220,653
Accumulated other comprehensive income	6,675	6,095
Retained earnings	129,708	100,046

Total shareholders’ equity	357,283	327,041

Total liabilities, redeemable preferred shares and shareholders’ equity	739,621	613,166

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	Three Months ended June 30,		Six Months ended June 30,
	2003 $	2002 $	2003 $	2002 $

REVENUES :
Net premiums earned	18,924	7,714	32,112	14,484
Net investment income	3,404	5,048	7,474	9,704
Net realized gains on investments	1,731	2,231	2,434	4,028
Net realized and unrealized gains (losses) on derivative instruments	13, 595	4,169	21,529	13,024

Total revenues	37,654	19,162	63,549	41,240

EXPENSES :
Losses and loss expenses	5,015	1,974	10,876	3,684
Acquisition costs	8,296	4,522	13,763	6,790
Operating expenses	2,825	1,439	3,590	3,201

Total expenses	16,136	7,935	28,229	13,675

NET INCOME	21,518	11,227	35,320	27,565

COMPREHENSIVE INCOME
Net income	21,518	11,227	35,320	27,565

Unrealized (losses) gains	2,635	8,289	3,014	5,048
Less: reclassification for gains realized in income	1,731	2,231	2,434	4,028

Other comprehensive (loss) gain	904	6,058	580	1,020

COMPREHENSIVE INCOME	22,422	17,285	35,900	28,585

            The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003 AND FOR THE YEAR ENDED
DECEMBER 31, 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2003	2002

Common Shares – Authorized
Number of shares, beginning of year and period	2,057	2,057

Number of shares, end of year and period	2,057	2,057

	$	$
Common Shares – Issued
Balance - beginning of year and period	247	247

Balance - end of year and period	247	247

Additional Paid-in Capital
Balance - beginning of year and period	220,653	220,653

Balance - end of year and period	220,653	220,653

Accumulated Other Comprehensive Income
Balance - beginning of year and period	6,095	1,998
Net change in unrealized appreciation of investments	580	4,097

Balance - end of year and period	6,675	6,095

Retained Earnings
Balance - beginning of year and period	100,046	37,237
Net income	35,320	69,492
Dividends on preferred shares	(5,658)	(6,683)

Balance - end of year and period	129,708	100,046

TOTAL SHAREHOLDERS’ EQUITY	357,283	327,041

            The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2003 $	2002 $

Cash flows provided by operating activities:
Net income for the period	35,320	27,565
Adjustments to reconcile net income to net cash provided by operating activities:
Realized gains on investments	(2,434)	(4,028)
Amortization of discount on fixed maturities	(473)	(517)
Net realized gains on investment derivatives	(3,999)	—
Net realized and unrealized losses (gains) on credit derivatives excluding cash received and paid	(11,217)	(7,511)
Accrued investment income	(583)	(178)
Reinsurance premiums receivable	(25,755)	(30,254)
Deferred acquisition costs	(15,310)	(1,513)
Prepaid reinsurance premiums	(14,748)	(34,407)
Unpaid losses and loss expenses recoverable	(3,103)	(1,603)
Amounts due from parent and affiliates	3,337	(7,824)
Accounts payable and accrued liabilities	(483)	(867)
Reinsurance premiums payable	(10,021)	20,487
Deferred premium revenue	82,808	65,452
Unpaid losses and loss expenses	13,977	7,123
Other assets and liabilities	(10)	(18)

Total adjustments	11,986	4,342

Net cash provided by operating activities	47,306	31,907

Cash flows used in investing activities:
Proceeds from sale of fixed maturities and short-term investments	140,526	1,040,503
Proceeds from redemption of fixed maturities and short-term investments	3,252,914	19,663
Purchase of fixed maturities and short-term investments	(3,481,384)	(1,080,341)

Net cash used in investing activities	(87,944)	(20,175)

Increase (decrease) in Cash and Cash Equivalents	(40,638)	11,732

Cash and Cash Equivalents – Beginning of period	125,073	50,243

Cash and Cash Equivalents – End of period	84,435	61,975

            The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

1. Organization and Business

XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“The Act”). At March 31, 2003 and December 31, 2002, the Company was approximately 85% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 6% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 9% by Financial Security Assurance International Ltd. (owned 20% by XL Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial Security Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit default swap execution. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Compan y consist primarily of general obligation bonds that are supported by the issuers’ taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. Reinsurance written by the Company guarantees payment when due of scheduled payments on an issuers’ obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations’ original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Capital Assurance Inc. (“XLCA”). The Treaty was amended and restated on June 22, 2001. Under the terms of this Treaty, the Company agrees to reinsure up to 90% of XLCA’s compliant risks. The Company is subject to ceding commissions of up to 30% on business assumed under the terms of this Treaty.

On December 6, 2000, the Company entered into an excess of loss agreement, which reinsures 100% of net incurred losses in excess of $250 million up to a limit of liability of $100 million. On June 30, the Company terminated the agreement which reinsures 100% of net incurred losses in excess of $250 million up to a limit of liability of $100 million. On October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XL Insurance (Bermuda) Ltd, which indemnifies the Company up to an aggregate limit of liability of $500 million in excess of defined obligor losses.

2. Significant Accounting Policies

Basis of Preparation

The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at June 30, 2003 and for all periods presented, have been made.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company’s December 31, 2002 financial statements and notes thereto. The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended June 30, 2003 and 2002 are not necessarily indicative of the operating results for the full year.

The preparation of condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any such adjustments are reflected in income in the period in which the adjustments are made. The financial statement estimates subject to most uncertainty are estimates for loss reserves and calculation of the fair value of credit default swap instruments.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Recent Accounting Pronouncements

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 is intended to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133 by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 also clarifies the scope exception paragraph of Statement 133 for certain financial guarantee contracts. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. The Company does not believe the adoption of SFAS No. 149 will have a material effect on our financial position, results of operations or cash flows.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requir ements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The effect of adoption of this standard on the Company’s financial condition has been evaluated and there is no impact.

In December 2002, the Financial Accounting Statements Board (“FASB”) issued FAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”. FAS 148 amends FAS 123, “Accounting for Stock-Based

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

Compensation,” by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company’s ultimate parent, XL Capital Ltd, recorded option expense for options granted on behalf of its subsidiaries subsequent to January 1, 2003, in accordance with SFAS No. 123, as amended by SFAS No. 148. The effect of the adoption of SFAS No. 148 on the Company for the first six months of 2003 was not significant.

3. Derivative Instruments

Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity. The change resulting from movement in credit spreads is unrealized as the credit default swaps are not traded to realize this value and is included in net unrealized gains and losses on derivatives. Other elements of the change in fair value are based on pricing established at the inception of the contact.

Credit default swaps generally enhance a synthetic portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the portfolio at the inception of the transaction by an independent agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer is created to enable the originator of the transaction to participate in the risk. The Company generally participates in senior or rated tranches of a risk. The Company has not participated in any primary layers.

The rated tranches are fair valued using changes in credit spreads to reflect current market conditions. The Company will also consider the characteristics and credit ratings of the underlying portfolio in order to apply the model to obtain an estimate of fair value. The change in fair value recorded for the rated tranches as of June 30, 2003 and 2002 was a gain of $11,217 and $7,511 respectively.

The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation.

4. Variable Interest Entities

The Company utilizes variable interest entities (as defined in FIN 46) indirectly in the ordinary course of the Company’s business. The obligations related to these transactions are often securitized through variable interest entities. The Company only provides financial guaranty reinsurance or enters into a credit default swap on the senior interests that would otherwise be rated investment grade. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not expected to be consolidated.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

5. Reinsurance

The effect of reinsurance on premiums written and earned for the three month periods ended June 30, 2003 and 2002 is shown below:

	Assumed $	Ceded $	Net $

Three months ended June 30, 2003
Premium written	88,756	(19,080)	69,676
Premium earned	24,451	(5,527)	18,924
Losses and loss adjustment expenses	6,375	(1,360)	5,015

Three months ended June 30, 2002
Premium written	69,382	(35,584)	33,798
Premium earned	15,035	(7,321)	7,714
Losses and loss adjustment expenses	2,262	(288)	1,974

Six months ended June 30, 2003
Premium written	127,549	(27,378)	100,171
Premium earned	44,741	(12,629)	32,112
Losses and loss adjustment expenses	13,977	(3,101)	10,876

Six months ended June 30, 2002
Premium written	86,150	(40,622)	45,528
Premium earned	21,168	(6,684)	14,484
Losses and loss adjustment expenses	5,171	(1,487)	3,684